
October 31, 2013

<u>Via E-mail</u>
J. Allen Berryman
Chief Financial Officer, Secretary,
Treasurer and Principal Financial Officer
Stewart Information Services Corporation
1980 Post Oak Blvd.
Houston, Texas 77056

Re: **Stewart Information Services Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 6, 2013
File No. 001-02658

Dear Mr. Berryman:

We have reviewed your October 3, 2013 response to our September 12, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Consolidated Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 11 Estimated title losses, page F-20</u>

1. Regarding your response to prior comment three please address the following:

   - Please reconcile for us the amounts in the first three bullets of the August 13, 2013 response to comment five to the amounts in your October 3, 2013 response.
   - Provide us proposed disclosure of the amount and nature of your direct operations' incurred escrow losses for each year presented. Clarify whether and, if so, to what extent that payments, net of recoveries for the current year in the Note 11 table represent payments for current year escrow provision.
   - Provide us proposed disclosure to discuss the distinction between a "large title loss" and an "other than large title loss."
   - Describe in your proposed disclosure what determines whether and to what extent your overall loss experience changes as compared to the prior year. In this regard,

refer to your proposed disclosure "During 2012 our overall loss experience continued to improve relative to prior year periods."

- Describe in your proposed disclosure how you determine the loss provision rate you use. In this regard, refer to your proposed disclosure "which allowed us to lower the overall loss provision rate for the current year."

- Refer to the last bullet of your response. It is not clear from your response why discussing the changes in provisions for known claims reserves and IBNR separately is not relevant. It is apparent from amounts in the table in the fourth bullet of the August 13, 2013 response to comment five that the activity as well as the underlying assumptions/facts/circumstances related to known claims and IBNR are significantly different. For example, in 2012, previous policy years for known claims increased the provision by $107.8 million and IBNR decreased it by $68.2 million, and in 2011, known claims increased the provision by $100.8 million whereas IBNR decreased it by $52.9 million. We continue to believe the disclosure requested is relevant. Please provide us disclosure to be included herein or in MD&A, as applicable, in future periodic reports presenting amounts separately for known claim reserves and IBNR, by current year and previous policy years with explanation of significant fluctuations.

Please contact Donald Abbott, Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant